Contacts:
Thad Trent
EVP Finance & Administration and CFO
(408) 943-2925

Joseph L. McCarthy
Director, Corporate Communications
(408) 943-2902

Cypress Reports Fourth-Quarter and Year-End 2014 Results

SAN JOSE, Calif., January 22, 2015-Cypress Semiconductor Corp. (NASDAQ: CY) today announced its fourth-quarter 2014 and fiscal year results, which included the remarks below from its president and CEO, T.J. Rodgers. Highlights for the quarter included:

•	Revenue of $184.1 million and non-GAAP earnings per share of $0.13 met guidance

•	2014 non-GAAP operating expenses at a 15-year low

•	2014 non-GAAP earnings per share increased 33% year-over-year

•	Free cash flow increased by $19 million sequentially

•	Announced a $4 billion merger with Spansion that is expected to achieve $135 million in annual cost synergies over three years

Fellow shareholders:

Our revenue and earnings for the quarter are given below, compared with those of the prior quarter and prior year:
(In thousands, except per-share data)

	NON-GAAP			GAAP
	Q4 2014	Q3 2014	Q4 2013	Q4 2014	Q3 2014	Q4 2013

Revenue	$184,097	$187,516	$167,776	$184,097	$187,516	$167,776
Gross margin	52.4%	53.5%	51.0%	50.9%	51.7%	45.6%
Pretax margin	12.6%	15.0%	9.4%	2.7%	7.4%	-7.0%
Net income (loss)	$22,056	$26,538	$14,992	$3,503	$12,840	$(14,209)
Diluted EPS (loss per share)	$0.13	$0.16	$0.09	$0.02	$0.08	$0.09

Our revenue and earnings for the fiscal year are given below, compared with those of the prior year:

(In thousands, except per-share data)

	NON-GAAP		GAAP
	FY 2014	FY 2013	FY 2014	FY 2013
Revenue	$725,497	$722,693	$725,497	$722,693
Gross margin	52.6%	52.2%	50.1%	46.9%
Pretax margin	12.6%	9.1%	2.1%	-7.7%
Net income (loss)	$87,291	$63,221	$17,936	$(48,241)
Diluted EPS (loss per share)	$0.52	$0.39	$0.11	$(0.32)

Our fourth-quarter revenue was $184.1 million and our non-GAAP earnings per share was $0.13. We continued to execute on our operating expense management initiatives, which led to a year-over-year 33% increase to $0.52 in 2014 non-GAAP earnings per share. We thus are prepared to deliver strong operating leverage as we grow in 2015.

Our planned merger with Spansion has cleared review by the government agencies in the U.S. and Germany. We remain confident that the post-merger company will position us as a leading global provider of microcontrollers, flash and SRAM memories, and automotive components required for today's embedded systems.

BUSINESS REVIEW
+ Our non-GAAP consolidated gross margin for the fourth quarter was 52.4%, down 1.1 percentage points from the previous quarter, primarily due to product and customer mix. Excluding our Emerging Technologies Division, our core semiconductor gross margin was 54.6%.
+ Net inventory at the end of the fourth quarter was $88.2 million, down 0.6% from the third quarter.
+ Cypress announced that its Board of Directors approved a quarterly cash dividend of $0.11 per share, payable to holders of record of the company’s common stock as of the close of business on December 26, 2014. This dividend was paid on January 15, 2015.

NET SALES SUMMARY
(In thousands, except percentages)
(Unaudited)

	THREE MONTHS ENDED
	Dec. 28,	Sept. 28,	Dec. 29,	Sequential	Year-over-
Business Unit	2014	2014	2013	Change	Year Change
PSD[1]	$70,433	$68,750	$67,746	2%	4%
MPD[1]	$88,803	$92,179	$79,890	-4%	11%
DCD[1]	$17,709	$19,091	$16,482	-7%	7%
ETD[1,2]	$7,152	$7,496	$3,658	-5%	96%
Total	$184,097	$187,516	$167,776	-2%	10%
Geographic
China and ROW	60%	60%	64%	0%	-6%
Americas	16%	17%	14%	-6%	14%
Europe	14%	14%	12%	0%	17%
Japan	10%	9%	10%	11%	0%
Total	100%	100%	100%	0%	0%
Channel
Distribution	71%	68%	69%	4%	3%
Direct	29%	32%	31%	-9%	-6%
Total	100%	100%	100%	0%	0%

1.	PSD, Programmable Systems Division; DCD, Data Communications Division; MPD, Memory Products Division.

2.
ETD, Emerging Technologies Division includes businesses outside our core semiconductor businesses outlined in Footnote 1. Includes subsidiaries AgigA Tech Inc., Deca Technologies Inc., and our foundry business unit.

	TWELVE MONTHS ENDED
	Dec. 28	Dec. 29	Year-over-
Business Unit	2014	2013	Year Change
PSD[1]	$283,206	$292,707	-3%
MPD[1]	$347,903	$338,986	3%
DCD[1]	$70,378	$79,410	-11%
ETD[1,2]	$24,010	$11,590	107%
Total	$725,497	$722,693	0.4%
Geographic
China and ROW	61%	66%	-8%
Americas	16%	14%	14%
Europe	14%	11%	27%
Japan	9%	9%	0%
Total	100%	100%	0%
Channel
Distribution	69%	73%	-5%
Direct	31%	27%	15%
Total	100%	100%	0%

1.	PSD, Programmable Systems Division; DCD, Data Communications Division; MPD, Memory Products Division.

2.
ETD, Emerging Technologies Division includes businesses outside our core semiconductor businesses outlined in Footnote 1. Includes subsidiaries AgigA Tech Inc., Deca Technologies Inc., and our foundry business unit.

FOURTH-QUARTER 2014 HIGHLIGHTS

+ Cypress and Spansion announced a definitive agreement to merge in an all-stock, tax-free transaction valued at approximately $4 billion. The merger is expected to achieve more than $135 million in cost synergies on an annualized basis over three years and to be accretive to non-GAAP earnings within the first full year after the transaction closes. The combined company will continue to pay $0.11 per share in quarterly dividends to shareholders.

+ Cypress introduced two highly integrated, single-chip Bluetooth® Low Energy (BLE) solutions that simplify the design of low-power, sensor-based systems for the Internet of Things (IoT) and other applications. The new PSoC® 4 BLE Programmable System-on-Chip delivers unprecedented ease of use and integration to applications for the IoT, home automation, healthcare equipment, sports and fitness monitors, and other wearable devices. The PRoC™ BLE Programmable Radio-on-Chip provides a cost-effective, turnkey solution for wireless human interface devices, remote controls and applications that require wireless connectivity.

+ Cypress announced the qualification of its BLE solutions under the Bluetooth 4.1 specification, which is designed to coexist with faster 4G cellular technologies, such as LTE, and to deliver better connections and data transfer. The qualification further simplifies customer Bluetooth Smart designs.

+ Cypress introduced its TrueTouch® Gen5 TMA568 capacitive touchscreen controller for large-screen smartphones, tablets and e-readers with advanced features: gloved-finger tracking, 1-mm passive stylus support and hover functionality that enlarges touchscreen content to improve ease of use.

+ Casio selected Cypress’s TrueTouch capacitive touchscreen controller and low-power SRAM products for its wearable EX-FR10 camera. TrueTouch provides best-in-class waterproofing, while MoBL® (More Battery Life™) asynchronous SRAMs enable fast throughput and fluid image buffering.

+ Yota Devices announced production of its next-generation YotaPhone with Cypress’s TrueTouch Gen5 touchscreen controllers in the smartphone’s two displays. The premium Android phone uses the TMA568 controller for advanced multitouch functionality in its standard display and the TMA545 controller for its “electronic paper” display.

+ iConnectivity, a leading developer of digital audio interfaces for musicians, is using Cypress’s CapSense® MBR3 mechanical button replacement solution in its next-generation iConnectAUDIO4+ audio interface system. The easy-to-use MBR3 solution enables the implementation of a dynamic, reliable touch-sensing user interface for this system.

+ Cypress began sampling its EZ-USB® HX3™ hub controller in a 36-mm2 ball grid array (BGA) package. The new package makes the hub controller the industry’s smallest, saving board space in Ultrabook™ devices, tablets and other mobile and consumer devices.

+ Cypress and Icron Technologies successfully completed interoperability testing between Cypress’s EZ-USB FX3™ USB 3.0 peripheral controller and the EZ-USB CX3™ camera controller and Icron’s USB 3.0 Spectra™ 3001-15 active copper extension cable. The Icron cable extends USB 3.0 performance to 15 meters and enables the Cypress controllers to address a broader range of machine vision and industrial applications.

+ Cypress’s RadStop™ radiation-hardened 72-Mb QDR-II+ SRAMs and 4-Mbit fast asynchronous SRAMs have met the Qualified Manufacturers List Class V and Class Q standards-the highest quality and reliability standards for aerospace-grade ICs in satellites and other applications.

+ United Microelectronics Corporation (UMC) licensed Cypress’s SONOS (Silicon Oxide Nitride Oxide Silicon) embedded flash memory intellectual property (IP) for its 40-nanometer process technology. UMC had licensed Cypress’s 55-nanometer SONOS IP in 2014. This ongoing collaboration strengthens the position of SONOS as the next-generation embedded-flash solution of choice for foundries.

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ABOUT CYPRESS

Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include the flagship PSoC 1, PSoC 3, PSoC 4 and PSoC 5LP programmable system-on-chip families. Cypress is the world leader in capacitive user interface solutions including CapSense touch sensing, TrueTouch touchscreens, and trackpad solutions for notebook PCs and peripherals. Cypress is a world leader in USB controllers, which enhance connectivity and performance in a wide range of consumer and industrial products. Cypress is also the world leader in SRAM and nonvolatile RAM memories. Cypress serves numerous major markets, including consumer, mobile handsets, computation, data communications, automotive, industrial and military. Cypress trades on the NASDAQ Global Select Market under the ticker symbol CY. Visit Cypress online at www.cypress.com.

FORWARD-LOOKING STATEMENTS

Statements herein that are not historical facts and that refer to Cypress or its subsidiaries’ plans and expectations for Q1 2015 and the remainder of fiscal year 2015 and beyond are forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. We may use words such as “believe,” “expect,” “future,” “plan,” “intend” and similar expressions to identify such forward-looking statements that include, but are not limited to, statements related to our expectations regarding the proposed merger with Spansion which include dependence on government regulators and shareholder approval; the semiconductor market; the strength and growth of our proprietary and programmable products; our expectations regarding our revenue growth and earnings leverage; our expectation that our ETD division will significantly contribute to our 2015 revenue growth; as well as our expectations regarding the demand for our products and how our products are expected to perform. Such statements reflect our current expectations, which are based on information and data available to our management as of the date of this release. Our actual results may differ materially due to a variety of uncertainties and risk factors, including, but not limited to, the state of and future of the global economy, business conditions and growth trends in the semiconductor market, whether our products perform as expected, whether the demand for our proprietary and programmable products is fully realized, our ability to manage our business to have strong earnings and significant revenue growth, reduce operating expenses, our ability to effectively implement third party wafer processes, the strength or softness of the markets we serve, our ability to maintain and improve our gross margins and realize our bookings, the seasonality of the markets we serve, the financial performance of our subsidiaries and Emerging Technologies Division, and other risks described in our filings with the Securities and Exchange Commission. We assume no responsibility to update any such forward-looking statements.

Cypress, the Cypress logo, PSoC, TrueTouch, CapSense, EZ-USB and MoBL are registered trademarks and PRoC, More Battery Life, HX3, FX3, CX3 and RadStop are trademarks of Cypress Semiconductor Corp. All other trademarks or registered trademarks are the property of their respective owners.

CYPRESS SEMICONDUCTOR CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	December 28,	December 29,
	2014	2013
ASSETS
Cash, cash equivalents and short-term investments	$118,812	$104,462
Accounts receivable, net	75,984	81,084
Inventories, net (a)	88,227	100,612
Property, plant and equipment, net	237,763	258,585
Goodwill and other intangible assets, net	99,615	106,523
Other assets	122,880	113,707
Total assets	$743,281	$764,973
LIABILITIES AND EQUITY
Accounts payable	$42,678	$47,893
Deferred margin on sales to distributors	95,187	122,578
Income tax liabilities	21,494	29,001
Other liabilities	155,057	159,866
Long-term revolving credit facility	227,000	227,000
Total liabilities	541,416	586,338
Total Cypress stockholders' equity	208,320	183,109
Noncontrolling interest	(6,455)	(4,474)
Total equity	201,865	178,635
Total liabilities and equity	$743,281	$764,973
(a) Inventories include $2.0 million and $3.2 million of capitalized inventories related to stock-based compensation expense, as of December 28, 2014 and December 29, 2013, respectively.

CYPRESS SEMICONDUCTOR CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
ON A GAAP BASIS
(In thousands, except per-share data)
(Unaudited)

	Three Months Ended			Twelve Months Ended
	December 28,	September 28,	December 29,	December 28,	December 29,
	2014	2014	2013	2014	2013
Revenues	$184,097	$187,516	$167,776	$725,497	$722,693
Cost of revenues	90,395	90,633	91,328	361,820	384,121
Gross margin	93,702	96,883	76,448	363,677	338,572
Operating expenses:
Research and development	39,677	38,626	42,343	164,560	190,906
Selling, general and administrative	37,746	41,119	43,623	163,488	182,671
Acquisition costs and amortization of acquisition-related intangibles	8,558	1,701	1,850	13,936	7,833
Restructuring charges	72	(238)	(469)	(1,180)	15,357
Loss on divestiture	—	—	—	—	—
Total operating expenses, net	86,053	81,208	87,347	340,804	396,767
Operating income (loss)	7,649	15,675	(10,899)	22,873	(58,195)
Interest and other income, net	(2,759)	(1,890)	(1,437)	(7,528)	348
Income (loss) before income taxes	4,890	13,785	(12,336)	15,345	(57,847)
Income tax provision (benefit)	(1,814)	(1,231)	(2,210)	1,173	7,761
Income (loss), net of taxes	3,076	12,554	(14,546)	16,518	(50,086)
Adjust for net loss attributable to noncontrolling interest	426	286	337	1,418	1,845
Net Income (loss) attributable to Cypress	$3,502	$12,840	$(14,209)	$17,936	$(48,241)
Net Income (loss) per share attributable to Cypress:
Basic	$0.02	$0.08	$(0.09)	$0.11	$(0.31)
Diluted	$0.02	$0.08	$(0.09)	$0.11	$(0.31)
Cash dividend declared per share	$0.11	$0.11	$0.11	$0.44	$0.44
Shares used in net income (loss) per share calculation:
Basic	161,864	159,759	151,580	159,031	148,558
Diluted	169,148	166,481	151,580	169,122	148,558

CYPRESS SEMICONDUCTOR CORPORATION
RECONCILIATION OF GAAP FINANCIAL MEASURES TO NON-GAAP FINANCIAL MEASURES(a)
(In thousands, except per-share data)
(Unaudited)

	Three Months Ended						Twelve Months Ended
	December 28,	% of	September 28,	% of	December 29,	% of	December 28,	% of	December 29,	% of
	2014	Revenue	2014	Revenue	2013	Revenue	2014	Revenue	2013	Revenue
GAAP gross margin	$93,702	50.9%	$96,883		$76,448		$363,677		$338,572	46.8%
Stock-based compensation expense	2,759	1.5%	3,766		3,088		13,209		12,789	1.8%
Acquisition-related expense	22	—%	—		5,562		(86)		24,805	3.4%
Changes in value of deferred compensation plan	(44)	—%	4		136		427		854	0.2%
Impairment of assets and other	—	—%	(303)		269		4,489		241	—%
Non-GAAP gross margin	$96,439	52.4%	$100,350		$85,503		$381,716		$377,261	52.2%

GAAP research and development expenses	$39,677		$38,626		$42,343		$164,560		$190,906
Stock-based compensation expense	(2,553)		(2,089)		(7,356)		(16,187)		(26,042)
Acquisition-related expense	—		—		—		—		(252)
Changes in value of deferred compensation plan	128		(13)		(282)		(793)		(1,744)
Impairment of assets, restructuring and other	(252)		(231)		1,368		(482)		(1,104)
Non-GAAP research and development expenses	$37,000		$36,293		$36,073		$147,098		$161,764

GAAP selling, general and administrative expenses	$46,376		$41,119		$46,623		$176,244		$182,671
Stock-based compensation expense	(1,436)		(6,427)		(10,432)		(20,774)		(34,187)
Acquisition-related expense	(8,602)		—		(148)		(14,330)		(1,168)
Legal and other	(1,330)						(1,330)
Non-cash compensation	—		—		—		—
Changes in value of deferred compensation plan	229		(24)		(607)		(1,855)		(3,795)
Impairment of assets, restructuring and other	(72)		64		(244)		(97)
(Gain) loss on divestiture	—		—		—		—
Non-GAAP selling, general and administrative expenses	$35,165		$34,732		$35,192		$137,858		$143,521

GAAP operating income (loss)	$7,649		$15,675		($10,899)		$22,873		($58,195)
Stock-based compensation expense	6,748		12,282		20,877		50,170		73,020
Acquisition-related expense	8,622		1,701		7,558		14,244		34,056
Non-cash compensation	—		—		—		—		—
Changes in value of deferred compensation plan	(402)		41		1,026		3,075		6,393
Impairment of assets, restructuring and other	328		(374)		(1,324)		5,067		17,152
Non-GAAP operating income	$22,945		$29,235		$17,238		$96,759		$72,426

GAAP operating income (loss)	$4,890	2.7%	$13,785	7.4%	($12,336)	(7.4%)	$15,345	2.1%	($57,847)	(8.0%)
Stock-based compensation expense	6,748	3.7%	12,282	6.5%	20,877	12.4%	50,170	6.9%	73,020	10.1%

Acquisition-related expense	8,622	4.7%	1,701	0.9%	7,558	4.5%	14,244	2.0%	34,056	4.7%
Changes in value of deferred compensation plan	(1,048)	(0.6)%	288	0.2%	1,026	0.6%	61	—%	22	—%
Legal and other	1,330	0.7%	—	—%	—	—%	1,330	0.2%	—	—%
Tax related and other items	(618)	(0.3)%	(967)	(0.5)%	(633)	(0.4)%	(263)	—%	(2,267)	(0.3)%
Investment related losses	1,495	0.8%	—		—	—%	1,495	0.2%	—	—%
Losses from equity method investment	1,403	0.7%	1,386	0.7%	632	0.4%	5,068	0.7%	1,877	0.3%
Impairment of assets, restructuring and other	327	0.2%	(374)	(0.1)%	(1,324)	(0.8)%	3,737	0.5%	17,152	2.4%
Non-GAAP operating income	$23,149	12.6%	$28,101	15.1%	$15,800	9.3%	$91,187	12.6%	$66,013	9.2%

GAAP net income (loss) attributable to Cypress	$3,503		$13,785		($13,577)		$17,936		($48,241)
Stock-based compensation expense	6,748		12,282		20,877		50,170		73,020
Acquisition-related expense	8,622		1,701		7,558		14,244		11,514
Non-cash compensation	—		—		—		—
Changes in value of deferred compensation plan	(1,048)		288		(535)		61		22
Impairment of assets and other	327		(137)		(854)
Legal and other	1,330						1,330
Impairment of assets, restructuring and other	—		(238)		(470)		3,737		39,694
Tax and tax-related items	(324)		(966)		1,065		(6,750)		(14,665)
Investment-related gains/losses	1,495		1,386		930		1,495
Patent license fee	—		—		—		—
Loss from equity method investment	1,403						5,068		1,877
(Gain) loss on divestiture and expenses	—		—		—		—
Non-GAAP net income attributable to Cypress	$22,056		$28,101		$14,994		$87,291		$63,221

GAAP net income (loss) per share attributable to Cypress - diluted	$0.02		$0.08		($0.09)		$0.11		($0.32)
Stock-based compensation expense	0.04		0.07		0.13		0.30		0.45
Acquisition-related expense	0.05		0.01		0.05		0.08		0.21
Change in value of deferred compensation plan	(0.01)		—		(0.01)		0.02		0.01
Tax and tax-related items	—		(0.01)		0.01		(0.04)		(0.08)
Impairment of assets, restructuring and other	—		—		(0.01)		0.02		0.10
Legal and other	0.01						0.01
Investment-related gains/losses	0.01		0.01		0.01		0.01		(0.01)
Non-GAAP share count adjustment	—		—		(0.01)		—		0.02
Loss from equity method investment	0.01		0.01				0.03		0.01
Non-GAAP net income per share attributable to Cypress - diluted	$0.13		$0.16		$0.09		$0.39		$0.55

(a) Refer to the accompanying "Notes to Non-GAAP Financial Measures" for a detailed discussion of management's use of non-GAAP financial measures.

CYPRESS SEMICONDUCTOR CORPORATION
SUPPLEMENTAL FINANCIAL DATA
(In thousands)
(Unaudited)

	Three Months Ended			Twelve Months Ended
	December 28,	September 28,	December 29,	December 28	December 29,
	2014	2014	2013	2014	2013
Selected Cash Flow Data (Preliminary):
Net cash provided by operating activities	$25,514	$8,322	$20,171	$103,336	$66,696
Net cash provided by (used in) investing activities	($13,736)	($11,173)	$569	($42,156)	$1,139
Net cash provided by (used in) financing activities	($13,126)	$6,501	($11,276)	($43,453)	($45,024)
Other Supplemental Data (Preliminary):
Capital expenditures	$3,769	$5,800	$8,750	$20,947	$36,627
Depreciation	$10,013	$10,093	$9,436	$39,724	$39,572
Payment of dividend	$17,728	$17,413	$16,578	$69,248	$64,819
Dividend paid per share	$0.11	$0.11	$0.11	$0.11	$0.44
Dividend yield per share (a)	3.0%	4.4%	4.3%	3.0%	4.3%

(a) Dividend yield per share is calculated based on annualized dividend paid per share divided by the common stock share price at the end of the period.

CYPRESS SEMICONDUCTOR CORPORATION
CONSOLIDATED DILUTED EPS CALCULATION
(In thousands, except per-share data)
(Unaudited)

	Three Months Ended						Twelve Months Ended
	December 28,		September 28,		December 29,		December 28,		December 29,
	2014		2014		2013		2014		2013
	GAAP	Non-GAAP	GAAP	Non-GAAP	GAAP	Non-GAAP	GAAP	Non-GAAP	GAAP	Non-GAAP
Net income (loss) attributable to Cypress	$3,502	$22,056	($8,358)	$22,015	($14,209)	$14,992	($46,364)	$63,221	($46,364)	$63,221
Weighted-average common shares outstanding (basic)	161,864	161,864	149,679	149,679	151,580	151,580	148,558	148,558	148,558	148,558
Effect of dilutive securities:
Stock options, unvested restricted stock and other	7,284	8,892	—	12,525	—	14,224	—	12,954	—	12,954
Weighted-average common shares outstanding for diluted computation	$169,148	$170,756	$149,679	$162,204	$151,580	$165,804	$148,558	$161,512	$148,558	$161,512
Net income (loss) per share attributable to Cypress - basic	$0.02	$0.14	($0.06)	$0.15	($0.09)	$0.10	($0.31)	$0.43	($0.31)	$0.43
Net income (loss) per share attributable to Cypress - diluted	$0.02	$0.13	($0.06)	$0.14	($0.09)	$0.09	($0.31)	$0.39	($0.31)	$0.39
	December 28,		September 28,		December 29,		December 28,		December 29,
	2014		2014		2013		2014		2013
Average stock price for the period ended	$10.77		$10.54		$9.45		$10.18		$10.59
Common stock outstanding at period end (in thousands)	163,013		161,178		153,214		163,013		153,214

Notes to Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with GAAP, Cypress uses the following non-GAAP financial measures which are adjusted from the most directly comparable GAAP financial measures:

•	Gross margin

•	Research and development expenses

•	Selling, general and administrative expenses

•	Operating income (loss)

•	Net income (loss)

•	Diluted net income (loss) per share

The non-GAAP measures set forth above exclude charges primarily related to stock-based compensation, which represented 72% of total adjustments for the year ended December 28, 2014, as well as restructuring charges, acquisition-related expenses and other adjustments. Management believes that these non-GAAP financial measures reflect an additional and useful way of viewing aspects of Cypress’s operations that, when viewed in conjunction with Cypress’s GAAP results, provide a more comprehensive understanding of the various factors and trends affecting Cypress’s business and operations. Management uses these non-GAAP measures for strategic and business decision-making, internal budgeting, forecasting and resource allocation processes. In addition, these non-GAAP financial measures facilitate management’s internal comparisons to Cypress’s historical operating results and comparisons to competitors’ operating results. Pursuant to the requirements of Regulation G and to make clear to our investors the adjustments we make to GAAP measures, we have provided a reconciliation of the non-GAAP measures to the most directly comparable GAAP financial measures.